The following table sets forth the number of warrants held directly by the reporting persons:

	                                    Number of shares of
                                           Common Stock Issuable
Holder                                  Upon Exercise of Warrants

Atlas Venture Fund III, L.P.	                  10,212

Atlas Venture Entrepreneurs' Fund III, L.P.	    222